Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges

	Second Quarter Ended				First Half Ended
	June 26, 2015		June 27, 2014		June 26, 2015		June 27, 2014
	($ in millions)
Earnings:
Income before income taxes	$123		$204		$282		$452
Net income attributable to noncontrolling interests	(4)		(4)		(8)		(6)

Income before income taxes after noncontrolling interests	$119		$200		$274		$446
Add:
Interest expense	45		37		88		79
Amortization of debt expense	3		2		4		3
Interest component of rent expense	11		11		22		21

Earnings	$178		$250		$388		$549

Fixed charges:
Interest expense	45		37		88		79
Amortization of debt expense	3		2		4		3
Interest component of rent expense	11		11		22		21

Fixed charges	$59		$50		$114		$103

Ratio of earnings to fixed charges	3.0	x	5.0	x	3.4	x	5.3	x